SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)
(Amendment No. 1)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
ANGELES PARTNERS XII, LP

(Name of the Issuer)
ANGELES PARTNERS XII, LP
ANGELES REALTY CORPORATION II
AIMCO ANGELES GP, LLC
AIMCO PROPERTIES, L.P.
APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO/IPT, INC.
AIMCO-GP, INC.
AIMCO IPLP, L.P.
COOPER RIVER PROPERTIES, L.L.C.
BROAD RIVER PROPERTIES, L.L.C.
AIMCO AP XII MERGER SUB LLC

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
John Bezzant
Executive Vice President
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
(303) 757-8101
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
WITH COPIES TO:

Jonathan Friedman, Esq.	Joseph Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400	Four Times Square
Los Angeles, CA 90071	New York, NY 10036
     This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☑	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$5,776,955.28	$670.70

*	For purposes of calculating the fee only. This amount was calculated by multiplying the 10,968 limited partnership units held by limited partners unaffiliated with AIMCO Properties, L.P. by $526.71 per limited partnership unit.

**	Calculated by multiplying the transaction valuation of $5,776,955.28 by 0.0001161
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $670.70	Filing Party: Apartment Investment and Management Company; AIMCO Properties, L.P.

Form or Registration No.: Form S-4	Date Filed: July 28, 2011

INTRODUCTION
     This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by: (1) Angeles Partners XII, LP, a Delaware limited partnership (the “Company” or “AP XII”), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) Angeles Realty Corporation II, a California corporation and the managing general partner of AP XII (“Angeles Realty II”); (3) AIMCO Angeles GP, LLC, a Delaware limited liability company and the non-managing general partner of AP XII (“Aimco Angeles GP”); (4) AIMCO Properties, L.P., a Delaware limited partnership (“Aimco OP”); (5) Apartment Investment and Management Company, a Maryland corporation (“Aimco”); (6) AIMCO/IPT, Inc., a Delaware corporation and a wholly owned subsidiary of Aimco (“AIMCO/IPT”); (7) AIMCO-GP, Inc., a Delaware corporation and a wholly owned subsidiary of AIMCO/IPT and the general partner of Aimco OP (“Aimco-GP”); (8) AIMCO IPLP, L.P., a Delaware limited partnership of which AIMCO/IPT is the general partner (“AIMCO IPLP”); (9) Cooper River Properties, L.L.C., a Delaware limited liability company of which AIMCO IPLP is the sole member (“Cooper River”); (10) Broad River Properties, L.L.C., a Delaware limited liability company of which AIMCO IPLP is the sole member (“Broad River”); and (11) AIMCO AP XII Merger Sub LLC, a Delaware limited liability company of which Aimco OP is the sole member (“Merger Sub”).
     This Schedule 13E-3 relates to the merger of Merger Sub with and into the Company with the Company as the surviving entity, which is described in the information statement/prospectus which forms a part of the registration statement on Form S-4 filed by Aimco and Aimco OP contemporaneously with this Schedule 13E-3 (the “Information Statement/Prospectus”). A copy of the Information Statement/Prospectus is incorporated by reference in Exhibit (a) to this Schedule 13E-3. The item numbers and responses thereto are provided in accordance with the requirements of Schedule 13E-3.
     Pursuant to General Instruction G of Schedule 13E-3, this Schedule 13E-3 incorporates by reference the information contained in the Information Statement/Prospectus in answer to the items of Schedule 13E-3. The information in the Information Statement/Prospectus, including all annexes and exhibits thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement/Prospectus and the annexes and exhibits thereto. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Information Statement/Prospectus.
      As of the date hereof, the Information Statement/Prospectus is in preliminary form and is subject to completion or amendment.
ITEM 1. Summary Term Sheet
Summary Term Sheet. The information set forth in the Information Statement/Prospectus under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.
ITEM 2. Subject Company Information
(a)	Name and Address. The information set forth in the Information Statement/Prospectus under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

(b)	Securities. The information set forth in the Information Statement/Prospectus under the captions “INFORMATION ABOUT ANGELES PARTNERS XII, LP” and “COMPARATIVE PER SHARE DATA” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Information Statement/Prospectus under the caption “COMPARATIVE PER SHARE DATA” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Information Statement/Prospectus under the captions “INFORMATION ABOUT ANGELES PARTNERS XII, LP—Distributions to Limited Partners” and “COMPARISON OF AP XII UNITS AND AIMCO OP UNITS” is incorporated herein by reference.

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. Not applicable.
ITEM 3. Identity and Background of Filing Person
(a)-(c)	This Schedule 13E-3 is being filed by Angeles Partners XII, LP, a Delaware limited partnership (the “Company” or “AP XII”), Angeles Realty Corporation II, a California corporation and the managing general partner of AP XII (“Angeles Realty II”), AIMCO Angeles GP, LLC, a Delaware limited liability company and the non-managing general partner of AP XII (“Aimco Angeles GP”), AIMCO Properties, L.P., a Delaware limited partnership (“Aimco OP”), Apartment Investment and Management Company, a Maryland corporation (“Aimco”), AIMCO/IPT, Inc., a Delaware corporation (“AIMCO/IPT”), AIMCO-GP, Inc., a Delaware corporation (“Aimco-GP”), AIMCO IPLP, L.P., a Delaware limited partnership (“AIMCO IPLP”), Cooper River Properties, L.L.C., a Delaware limited liability company (“Cooper River”), Broad River Properties, L.L.C., a Delaware limited liability company (“Broad River”) and AIMCO AP XII Merger Sub LLC, a Delaware limited liability company (“Merger Sub”).

Aimco-GP is the general partner of Aimco OP and a wholly owned subsidiary of AIMCO/IPT. Angeles Realty II is the managing general partner of the Company and is a wholly owned subsidiary of AIMCO/IPT. Aimco Angeles GP is the non-managing general partner of the Company and is a wholly owned subsidiary of Aimco OP. AIMCO/IPT is a wholly owned subsidiary of Aimco. Merger Sub was formed solely for the purpose of consummating the merger with the Company, and its sole member is Aimco OP. AIMCO/IPT holds a 70% interest in AIMCO IPLP as its general partner. AIMCO IPLP owns 100% of each of Cooper River and Reedy River.

The principal business of Aimco, Aimco OP, Aimco-GP, AIMCO/IPT, AIMCO IPLP, Cooper River and Broad River is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal business of Angeles Realty II is managing the affairs of AP XII. Aimco Angeles GP is the non-managing general partner of AP XII. Merger Sub was formed solely for the purpose of consummating the merger with the Company and does not have any assets or operations. The business address of Aimco, Aimco OP, Aimco-GP, AIMCO/IPT, AIMCO IPLP, Cooper River, Broad River and Merger Sub is 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and their telephone number is (303) 757-8101. The principal address of AP XII, Angeles Realty II and Aimco Angeles GP is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and their telephone number is (864) 239-1000. AP XII is the subject company.

The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET,” “INFORMATION ABOUT THE AIMCO ENTITIES,” “INFORMATION ABOUT ANGELES PARTNERS XII, LP” and “Annex D—Officers and Directors” is incorporated herein by reference.

During the last five years, none of Aimco, Aimco OP, Aimco-GP, AIMCO/IPT, AIMCO IPLP, Cooper River, Broad River, AP XII, Angeles Realty II or Aimco Angeles GP nor, to the best of their knowledge, any of the persons listed in Annex D of the Information Statement/Prospectus (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.
ITEM 4. Terms of the Transaction
(a)(1)	Material Terms. Tender Offers. Not applicable.

(2)	Material Terms. Mergers or Similar Transactions. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS,” “THE MERGER,” “THE MERGER AGREEMENT,” “COMPARISON OF AIMCO OP UNITS AND AIMCO COMMON STOCK,” “COMPARISON OF AP XII UNITS AND AIMCO OP UNITS” and “Annex A—Agreement and Plan of Merger” is incorporated herein by reference.

(c)	Different Terms. In the merger, each unit of limited partnership interest of AP XII (each an “AP XII Unit”) will be converted into the right to receive, at the election of the holder of such unit, either $526.71 in cash or in partnership common units of Aimco OP. However, if Aimco OP determines that the law of the state or other jurisdiction in which a limited partner resides would prohibit the issuance of partnership common units of Aimco OP in that state or other jurisdiction (or that registration or qualification in that state or jurisdiction would be prohibitively costly), then such limited partner will not be entitled to elect partnership common units of Aimco OP, and will receive cash. The information set forth in the Information Statement/Prospectus under the caption “SUMMARY TERM SHEET” and “THE MERGER AGREEMENT” is incorporated herein by reference.
(d)	Appraisal Rights. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET,” “THE MERGER—Appraisal Rights” “THE MERGER AGREEMENT—Appraisal Rights” and “Annex B—Appraisal Rights of Limited Partners” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. There has been no provision made by any filing persons in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the filing person.

(f)	Eligibility for Listing or Trading. The information set forth in the Information Statement/Prospectus under the captions “COMPARATIVE PER SHARE DATA,” “COMPARISON OF AIMCO OP UNITS AND AIMCO COMMON STOCK” and “COMPARISON OF AP XII UNITS AND AIMCO OP UNITS” is incorporated herein by reference.
ITEM 5. Past Contacts, Transactions, Negotiations and Agreements
(a)	Transactions. The information set forth in the Information Statement/Prospectus under the caption “INFORMATION ABOUT ANGELES PARTNERS XII, LP—Certain Relationships and Related Transactions” is incorporated herein by reference.

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Information Statement/Prospectus under the captions “THE MERGER—Background of the Merger,” “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger” and “THE MERGER—Determination of Merger Consideration” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement/Prospectus under the captions “THE MERGER AGREEMENT” is incorporated herein by reference.
ITEM 6. Purposes of the Transaction and Plans or Proposals
(b)	Use of Securities Acquired. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS,” “THE MERGER—Background of the Merger” and “THE MERGER—Future Plans for the Properties” is incorporated herein by reference.

(c)(1)-(8)	Plans. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger,” “SPECIAL FACTORS—Effects of the Merger,” “THE MERGER—Background of the Merger,” “THE MERGER—Future Plans for the Properties” and “THE MERGER AGREEMENT—The Merger” is incorporated herein by reference.
ITEM 7. Purposes, Alternatives, Reasons and Effects
(a)	Purposes. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transaction” and “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger” is incorporated herein by reference:

(b)	Alternatives. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger,” is incorporated herein by reference.

(d)	Effects. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Effects of the Merger” is incorporated herein by reference. Aimco’s and its affiliates’ interest in the net book value of AP XII for the period ended December 31, 2010 was $(54,071,000) out of a total $(71,382,000), or 75.7%. Aimco’s and its affiliates’ interest in the losses from continuing operations of AP XII for the year ended December 31, 2010 was

$(2,162,000) out of a total $(2,855,000), or 75.7%. After completion of the merger, Aimco’s and its affiliates’ interest in the net book value and losses from continuing operations of AP XII will increase to $(71,382,000) and $(2,855,000), respectively, or 100% and 100%, respectively.
ITEM 8. Fairness of the Transaction
(a)-(b)	Fairness / Factors Considered in Determining Fairness. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transaction,” “SPECIAL FACTORS—Opinion of Financial Advisor,” “SPECIAL FACTORS—The Appraisals” and “Annex C—Opinion of Duff & Phelps, LLC” is incorporated herein by reference. The appraisal report dated May 19, 2010 and related supplemental letters dated as of January 3, 2011 and June 9, 2011, each prepared by Cogent Realty Advisors, LLC (“CRA”) and related to Twin Lake Towers Apartments, are included as Exhibits (c)(1) through (c)(3), respectively, to this Schedule 13E-3 and are incorporated herein by reference. The appraisal report dated as of June 1, 2011, prepared by KTR Real Estate Advisors LLC (“KTR”) and related to Hunters Glen Apartments IV, Hunters Glen Apartments V and Hunters Glen Apartments VI, is included as Exhibit (c)(4) to this Schedule 13E-3 and is incorporated herein by reference. The draft of a board presentation dated July 2011, prepared by Duff & Phelps, LLC (the “Draft D&P Presentation”), is included as Exhibit (c)(6) to this Schedule 13E-3 and is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Fairness of the Transaction” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Fairness of the Transaction” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Fairness of the Transaction” is incorporated herein by reference.

(f)	Other Offers. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger” is incorporated herein by reference.
ITEM 9. Reports, Opinions, Appraisals and Negotiations
(a)	Report, Opinion or Appraisal. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transaction,” “SPECIAL FACTORS—Opinion of Financial Advisor,” “SPECIAL FACTORS—The Appraisals,” “Annex C—Opinion of Duff & Phelps, LLC” and “Annex E—Summary of Appraisals Table” is incorporated herein by reference. The appraisal report dated May 19, 2010 and related supplemental letters dated as of January 3, 2011 and June 9, 2011, each prepared by CRA and related to Twin Lake Towers Apartments, are included as Exhibits (c)(1) through (c)(3), respectively, to this Schedule 13E-3 and are incorporated herein by reference. The appraisal report dated as of June 1, 2011, prepared by KTR and related to Hunters Glen Apartments IV, Hunters Glen Apartments V and Hunters Glen Apartments VI, is included as Exhibit (c)(4) to this Schedule 13E-3 and is incorporated herein by reference. The Draft D&P Presentation is included as Exhibit (c)(6) to this Schedule 13E-3 and is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transaction,” “Special Factors—Opinion of Financial Advisor,” “SPECIAL FACTORS—The Appraisals” and “Annex C—Opinion of Duff & Phelps, LLC” is incorporated herein by reference. The appraisal report dated May 19, 2010 and related supplemental letters dated as of January 3, 2011 and June 9, 2011, each prepared by CRA and related to Twin Lake Towers Apartments, are included as Exhibits (c)(1) through (c)(3), respectively, to this Schedule 13E-3 and are incorporated herein by reference. The appraisal report dated as of June 1, 2011, prepared by KTR and related to Hunters Glen Apartments IV, Hunters Glen Apartments V and Hunters Glen Apartments VI, is included as Exhibit (c)(4) to this Schedule 13E-3 and is incorporated herein by reference. The Draft D&P Presentation is included as Exhibit (c)(6) to this Schedule 13E-3 and is incorporated herein by reference.

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested holder of AP XII Units or any representative who has been so designated in writing.

ITEM 10. Source and Amounts of Funds or Other Consideration
(a)-(d)	Sources of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Information Statement/Prospectus under the captions “THE MERGER—Expenses and Fees and Source of Funds” and “FEES AND EXPENSES” is incorporated herein by reference.
ITEM 11. Interest In Securities of the Subject Company
(a)	Securities Ownership. The information set forth in the Information Statement/Prospectus under the captions “INFORMATION ABOUT ANGELES PARTNERS XII, LP—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions. Not Applicable.
ITEM 12. The Solicitation or Recommendation
(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET,” “THE MERGER—Background of the Merger,” “SPECIAL FACTORS—Fairness of the Transaction,” “THE MERGER—Approvals Required” and “THE MERGER AGREEMENT—Approvals Required” is incorporated herein by reference.

(e)	Recommendations of Others. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger,” “THE MERGER—Background of the Merger,” “SPECIAL FACTORS—Fairness of the Transaction,” “THE MERGER—Approvals Required” and “THE MERGER AGREEMENT—Approvals Required” is incorporated herein by reference.
ITEM 13. Financial Statements
(a)	Financial Information. The information set forth in the Information Statement/Prospectus under the captions “SELECTED SUMMARY HISTORICAL FINANCIAL DATA OF ANGELES PARTNERS XII, LP,” “Annex F—AP XII’s Annual Report on Form 10-K for the year ended December 31, 2010” and “Annex G—AP XII’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011” is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.
ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used
(a)-(b)	Solicitations or Recommendations. The information set forth in the Information Statement/Prospectus under the captions “FEES AND EXPENSES” is incorporated herein by reference.
ITEM 15. Additional Information
(b)	Other Material Information. The information set forth in the Information Statement/Prospectus, including all annexes and exhibits thereto, is incorporated herein by reference. The Schedule 13E-3 will be amended to specifically list any documents filed in the future that are incorporated by reference into the Registration Statement on Form S-4 filed by Aimco and Aimco OP.
ITEM 16. Exhibits
(a)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175848, filed by Aimco and Aimco OP on September 2, 2011 is incorporated herein by reference).

(b)	Eleventh Amendment to Senior Secured Credit Agreement, dated as of May 20, 2011, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., and AIMCO/Bethesda Holdings, Inc., as the Borrowers the pledgors and guarantors named therein, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, and the lenders party thereto (Exhibit 10.1 to Aimco’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, filed by Aimco on August 1, 2011 is incorporated herein by reference).

(c)(1)	Appraisal Report, dated as of May 19, 2010, by Cogent Realty Advisors, LLC, related to Twin Lake Towers Apartments (Exhibit 99.1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(2)	Supplemental Letter, dated as of January 3, 2011, by Cogent Realty Advisors, LLC, related to Twin Lake Towers Apartments (Exhibit 99.2 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(3)	Supplemental Letter, dated as of June 9, 2011, by Cogent Realty Advisors, LLC, related to Twin Lake Towers Apartments (Exhibit 99.3 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(4)	Appraisal Report, dated as of June 1, 2011, by KTR Real Estate Advisors LLC, related to Hunters Glen Apartments IV, Hunters Glen Apartments V and Hunters Glen Apartments VI (Exhibit 99.4 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(5)	Opinion of Duff & Phelps, LLC, dated as of July 28, 2011 (Annex C to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(6)	Draft Board Presentation dated July 2011, prepared by Duff & Phelps, LLC.

(d)	Agreement and Plan of Merger, dated July 28, 2011 (Exhibit 10.1 to the Current Report on Form 8-K filed by AP XII on July 28, 2011 is incorporated herein by reference).

(f)	Appraisal Rights of Limited Partners (Annex B to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(g)	Not applicable.

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: September 2, 2011

ANGELES PARTNERS XII, LP

By:	ANGELES REALTY CORPORATION II,
Its Managing General Partner

	By:	/s/ Trent A. Johnson

		Name:	Trent A. Johnson
		Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: September 2, 2011

ANGELES REALTY CORPORATION II
By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: September 2, 2011

AIMCO ANGELES GP LLC

By:	AIMCO PROPERTIES, L.P.,
Its Sole Member

	By:	AIMCO-GP, INC.,
Its General Partner

		By:	/s/ Trent A. Johnson

			Name:	Trent A. Johnson
			Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: September 2, 2011

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC.,
Its General Partner

	By:	/s/ Trent A. Johnson

		Name:	Trent A. Johnson
		Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: September 2, 2011

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: September 2, 2011

AIMCO/IPT, INC.
By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: September 2, 2011

AIMCO-GP, INC.
By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: September 2, 2011

AIMCO IPLP, L.P.

By:	AIMCO/IPT, INC.,
Its General Partner

	By:	/s/ Trent A. Johnson

		Name:	Trent A. Johnson
		Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: September 2, 2011

COOPER RIVER PROPERTIES, L.L.C.

By:	AIMCO IPLP, L.P.,
Its Sole Member

	By:	AIMCO/IPT, Inc.,
Its General Partner

		By:	/s/ Trent A. Johnson

			Name:	Trent A. Johnson
			Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: September 2, 2011

BROAD RIVER PROPERTIES, L.L.C.

By:	AIMCO IPLP, L.P.,
Its Sole Member

	By:	AIMCO/IPT, INC.,
Its General Partner

		By:	/s/ Trent A. Johnson

			Name:	Trent A. Johnson
			Title:	Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: September 2, 2011

AIMCO AP XII MERGER SUB LLC

By:	AIMCO PROPERTIES, L.P.,
Its Sole Member

	By:	AIMCO-GP, INC.,
Its General Partner

		By:	/s/ Trent A. Johnson

			Name:	Trent A. Johnson
			Title:	Vice President and Assistant General Counsel

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION

(a)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175848, filed by Aimco and Aimco OP on September 2, 2011 is incorporated herein by reference).

(b)	Eleventh Amendment to Senior Secured Credit Agreement, dated as of May 20, 2011, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., and AIMCO/Bethesda Holdings, Inc., as the Borrowers, the pledgors and guarantors named therein, Bank of America, N.A., as administrative agent, swing line Lender and L/C issuer, and the Lenders party thereto (Exhibit 10.1 to Aimco’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 filed by Aimco on August 1, 2011 is incorporated herein by reference).

(c)(1)	Appraisal Report, dated as of May 19, 2010, by Cogent Realty Advisors, LLC, related to Twin Lake Towers Apartments (Exhibit 99.1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(2)	Supplemental Letter, dated as of January 3, 2011, by Cogent Realty Advisors, LLC, related to Twin Lake Towers Apartments (Exhibit 99.2 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(3)	Supplemental Letter, dated as of June 9, 2011, by Cogent Realty Advisors, LLC, related to Twin Lake Towers Apartments (Exhibit 99.3 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(4)	Appraisal Report, dated as of June 1, 2011, by KTR Real Estate Advisors LLC, related to Hunters Glen Apartments IV, Hunters Glen Apartments V and Hunters Glen Apartments VI (Exhibit 99.4 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(5)	Opinion of Duff & Phelps, LLC, dated as of July 28, 2011 (Annex C to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(6)	Draft Board Presentation dated July 2011, prepared by Duff & Phelps, LLC.

(d)	Agreement and Plan of Merger, dated July 28, 2011 (Exhibit 10.1 to the Current Report on Form 8-K filed by AP XII on July 28, 2011 is incorporated herein by reference).

(f)	Appraisal Rights of Limited Partners (Annex B to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(g)	Not applicable.